SE[barcode]MMISSION

15027935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66015

SEC MAIL PROCESSING
RECEIVED
NOV 27 2015
WASH. D.C.
SECTION
189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull St, 24th Floor (Address), Hartford (City) CT (State) 06103-3509 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/2

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op
Title

Notary Public

MELISSA S LIEBERMAN
Notary Public
Connecticut
My Commission Expires Feb 28, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

INCLUDED IN LETTER FROM CPA TO MR. TERRIBILE STATING NO MATERIAL INADEQUACIES EXISTED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Essex Financial Services

Financial Statements

for Regulatory Filing

September 30, 2015

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants

EssexFinancialServices

Financial Statements

for Regulatory Filing

September 30, 2015

EssexFinancialServices

Table of Contents

Report of Independent Registered Public Accounting Firm **1**

Statements of Financial Condition **2**

Statements of Income **3**

Statements of Changes in Stockholder's Equity **4**

Statements of Cash Flows **5**

Notes to Financial Statements

1. Description of Business *6*

2. Basis of Presentation *6*

3. Summary of Significant Accounting Policies *6*

4. Financial Instruments *7*

5. Marketable Securities *7*

6. Fair Value Measurements *7*

7. Net Capital and Other Regulatory Requirements *8*

8. Operating Leases *8*

9. Rent *9*

10. Income Taxes *9*

11. Profit Sharing Contributions *10*

12. Concentrations of Credit Risk *10*

13. Related Party Transactions *10*

Schedule 1 - Supplemental Schedule

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission *11*

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants
280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509
860.522.3111 (voice)
860.728.0232 (fax)
www.whcpa.com

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank
Essex, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2015 and 2014 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Essex Financial Services, Inc. as of September 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 20, 2015

Statements of Financial Condition

September 30, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 2,282,190	$ 2,216,399
Marketable securities, at fair value	-	19,896
Receivables from brokers or dealers	65,427	71,406
Other income receivable	240,465	283,470
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $735,856 and $652,318 at September 30, 2015 and 2014, respectively	305,387	354,284
Other assets	810,307	762,335
Total assets	$ 3,703,776	$ 3,707,790
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 1,161,829	$ 1,175,842
Deferred revenue	970,560	956,803
Other liabilities	106,129	154,968
Total liabilities	2,238,518	2,287,613
Stockholders' equity		
Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Paid-in capital	550,000	250,000
Retained earnings	413,258	668,177
Total stockholders' equity	1,465,258	1,420,177
Total liabilities and stockholders' equity	$ 3,703,776	$ 3,707,790

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Income

For the years ended September 30, 2015 and 2014

	2015	2014
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 257,662	$ 236,341
Commissions from other securities	555	18,308
Revenue from sales of investment company shares	441,145	405,281
Fees for account supervision, investment advisory and administrative services	16,550,270	15,749,731
Other income	1,325,099	1,300,827
Total commission and other income	18,574,731	17,710,488
Expenses		
Employee compensation and benefits	13,359,012	12,444,688
Regulatory fees and expenses	192,441	121,289
Other expenses	5,394,972	5,860,172
Total expenses	18,946,425	18,426,149
Loss before federal income tax benefit	(371,694)	(715,661)
Federal income tax benefit	(116,775)	(208,179)
Net loss	$ (254,919)	$ (507,482)

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Stockholder's Equity

For the years ended September 30, 2015 and 2014

	Common stock	Paid-in capital	Retained earnings	Total stockholder's equity
Balance as of September 30, 2013	$ 502,000	$ -	$1,175,659	$1,677,659
Net loss	-	-	(507,482)	(507,482)
Contributed capital	-	250,000	-	250,000
Balance as of September 30, 2014	502,000	250,000	668,177	1,420,177
Net loss	-	-	(254,919)	(254,919)
Contributed capital	-	300,000	-	300,000
Balance as of September 30, 2015	$ 502,000	$ 550,000	$ 413,258	$1,465,258

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows

For the years ended September 30, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net loss	$ (254,919)	$ (507,482)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	83,538	86,016
Change in deferred income taxes	(50,369)	(98,600)
Net change in:		
Fair value of marketable securities	(61)	(701)
Receivables from brokers or dealers	5,979	19,442
Other income receivable	43,005	124,168
Other assets	2,397	38,250
Accrued expenses	(14,013)	262,302
Deferred revenue	13,757	26,881
Other liabilities	(48,839)	(81,634)
Net cash used by operating activities	(219,525)	(131,358)
Cash flows from investing activities		
Redemption of marketable securities, net	19,957	-
Purchase of furniture, equipment and leasehold improvements	(34,641)	(67,020)
Net cash used by investing activities	(14,684)	(67,020)
Cash flows from financing activities		
Contributed capital	300,000	250,000
Net cash provided by financing activities	300,000	250,000
Increase in cash and cash equivalents	65,791	51,622
Cash and cash equivalents at beginning of period	2,216,399	2,164,777
Cash and cash equivalents at end of period	$ 2,282,190	$ 2,216,399
Supplemental disclosures		
Cash (refunded) paid during the year for:		
Interest expense	$ -	$ -
Income taxes	(106,977)	(247,000)

The accompanying notes are an integral part of the financial statements.

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

The Company is a wholly-owned subsidiary of Essex Savings Bank.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (SEC) and the Financial and Operational Combined Uniform Single (FOCUS) Report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 20, 2015, the date upon which the Company's financial statements were available to be issued. See Note 9 which discusses a long-term lease entered after September 30, 2015.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2015 is approximately $116,415 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Marketable Securities

The Company's marketable securities are classified as trading securities and are stated at fair value, with unrealized gains and losses included in earnings. Fair value is determined by applying the valuation framework specified by GAAP. Gains and losses on sales of securities are recognized at the trade date on a specific identification basis

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2015 and 2014 of $83,538 and $86,016 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $7,100 and $15,560 for the year ended September 30, 2015 and 2014, respectively.

4. Financial Instruments

Cash and cash equivalents and marketable securities classified as trading securities are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

5. Marketable Securities

Securities owned consisted of the following as of September 30, 2015 and 2014:

	2015	2014
Marketable securities at fair value:		
Mutual funds	$ -	$ 19,896

6. Fair Value Measurements

The Company records certain financial instruments at fair value in accordance with GAAP, which defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company's only financial instrument measured at fair value is marketable securities. The fair value of these securities was determined using quoted prices in an active market, and is classified within Level 1 of the valuation hierarchy.

The following table details the financial instruments measured at fair value on a recurring basis as and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value at September 30, 2015 and 2014:

	Marketable Securities	
	2015	2014
Level 1 - Quoted prices in active markets for identical assets	$ -	$ 19,896
Level 2 - Significant observable inputs	-	-
Level 3 - Significant unobservable inputs	-	-

The Company had no financial instruments measured at fair value on a nonrecurring basis on September 30, 2015 and 2014.

7. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company's regulatory net capital was $258,992, which exceeded required net capital by $109,757. Aggregate indebtedness was $2,238,518, resulting in a ratio of aggregate indebtedness to net capital of approximately 8.6 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

8. Operating Leases

The Company leases a motor vehicle and office equipment under operating leases. At September 30, 2015, the future minimum lease payments under these leases were as follows:

		Amount
Year ending September 30,	2016	$ 33,412
	2017	25,820
	2018	24,968
	2019	21,545
	2020	-
Total minimum lease payments		$ 105,745

9. Rent

The Company entered into a ten year lease agreement in 1998 to rent its primary office space from Rafal Family Limited Liability Company, a related party. On June 1, 2013, the Company exercised its second five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has one remaining renewal option with a term of five years. On October 26, 2015, Essex Savings Bank, a related party, purchased the Company's primary office from Rafal Family Limited Liability Company, and assumed the lease agreement.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company pays an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods. During the year ended September 30, 2013, the Company exercised its first five-year renewal option.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The Company exercised its renewal option for one additional five-year period in 2015.

On October 13, 2015, the Company entered into a lease agreement for office space in Southport, Connecticut from Highland Realty Partners I, L.P., an unrelated entity. The lease calls for an initial annual fixed rent of $35,908, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 63 months.

At September 30, 2015, future minimum rental payments called for under the leases were as follows:

		Amount
Year ending September 30,	2016	$ 326,321
	2017	321,321
	2018	296,874
	2019	237,981
	2020	237,982
Total minimum rental payments		$ 1,420,479

Rent expense for the year ended September 30, 2015 and 2014 was $367,708 and $368,222, respectively.

10. Income Taxes

The provision for income tax expense (benefit) for the years ended September 30, 2015 and 2014 consisted of the following components:

	Current	Deferred	Total
September 30, 2015			
Federal income tax (benefit)	$ (98,645)	$ (18,130)	$ (116,775)
State income tax expense (benefit)	250	(32,239)	(31,989)
Provision for income tax (benefit)	$ (98,395)	$ (50,369)	$ (148,764)
September 30, 2014			
Federal income tax expense (benefit)	$ (177,879)	$ (30,300)	$ (208,179)
State income tax expense (benefit)	8,508	(68,300)	(59,792)
Provision for income tax expense (benefit)	$ (169,371)	$ (98,600)	$ (267,971)

The Company's deferred tax asset (liability) at September 30, 2015 and 2014 was as follows:

	2015	2014
Contribution carryforwards	$ 70,583	$ 52,600
State net operating losses and credits	52,570	37,700
Depreciation expense	(33,884)	(51,100)
Other items, net	-	(300)
Deferred tax asset	$ 89,269	$ 38,900

Management regularly analyzes their tax positions and at September 30, 2015, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of September 30, 2015, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2011 through 2014.

11. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2015 and 2014 were $262,512 and $215,196, respectively.

12. Concentrations of Credit Risk

The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2015, uninsured cash balances approximated $1,132,538 million. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2015, the money funds balances were approximately $65,427, and were fully insured up to $250,000.

13. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2015 and 2014.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

		September 30, 2015
Computation of Net Capital:		
Total stockholders' equity		$ 1,465,258
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 305,387	
Commissions receivable - 12B-1 fees	90,422	
Other assets	810,457	
Total non-allowable assets		1,206,266
Net capital before haircuts on securities positions		258,992
Haircuts on securities - other securities		-
Net capital		$ 258,992
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 2,238,518
Total aggregate indebtedness		$ 2,238,518
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 149,235
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 149,235
Excess net capital		$ 109,757
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ 35,140
Ratio of aggregated indebtedness to net capital		8.64
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2015:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 204,050
Closing adjustments, identified after initial filing	$ 54,942	
Audit adjustments	-	
		54,942
Net capital		$ 258,992

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the period from October 1, 2014 through September 30, 2015. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Scope

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Review Results

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 20, 2015

ESSEX FINANCIAL SERVICES
MEMBER FINRA, SIPC
176 WESTBROOK ROAD
P.O. BOX 999
ESSEX, CT 06426-0999

TELEPHONE
(860) 767-4300
(800) 900-5972

FAX (860) 767-4310
WWW.ESSEXFINANCIALSERVICES.COM

Management Assertion Regarding Exemption Provisions
Under Rule 15c3-3 of the Securities and Exchange Commission

Essex Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, I as a member of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company is exempt under SEC Rule 15c3-3(k)(2)(ii);
- The Company has procedures and controls in place to monitor compliance with the exemption cited above;
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2014 through September 30, 2015.

Essex Financial Services, Inc.

By: [signature]

Michael O'Rourke
Chief Compliance Officer

11/20/15

Date

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
PO BOX 999
ESSEX CT 06426-0999

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O'Rourke 860-767-4300

2. A. General Assessment (item 2e from page 2)		$ 45,414
B. Less payment made with SIPC-6 filed (exclude interest) 4/23/15 Date Paid		(22,431)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		22,983
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 22,983
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 22,983	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of November, 2015.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2014
and ending 9/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $18,574,730

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 409,089

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 409,089

2d. SIPC Net Operating Revenues $18,165,641

2e. General Assessment @ .0025 $45,414

(to page 1, line 2.A.)

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

November 20, 2015

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2015, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2015.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2015 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder, CPA
Partner
Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Hartford • Hamden • Holyoke